

January 18, 2011

Roy T.K. Thung
President and Chief Executive Officer
American Independence Corp.
485 Madison Avenue
New York, NY 10022

> **Re:** **American Independence Corp.**
> **Form 10-K for Fiscal Year Ended December 31, 2009**
> **Filed March 25, 2010**
> **Definitive Proxy filed April 30, 2010**
> **Form 10-K/A filed January 7, 2011**
> **File No. 001-05270**

Dear Mr. Thung:

We have reviewed your amended filing and your letter each dated January 7, 2011 and have the following comment.

Please respond to this letter within ten business days by amending your filing to provide the requested information, or by advising us when you will provide the requested response. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to this comment, we may have additional comments.

Definitive Proxy filed April 30, 2010

Executive Compensation, page 18

1. We note your response to our prior comment three and reissue the comment. The executive officers of the Company that are also executive officers of IHC received compensation from IHC. Since the executive officers split their time as executives of the Company and IHC, the summary compensation table for the Company needs to report the portion of the total compensation received by such executive officer that is allocable to the time spent by that executive on matters relating to the Company. See Regulation S-K Compliance and Disclosure Interpretation 217.08. Please amend your Form 10-K to disclose in the summary compensation table the portion of executive compensation received by your executives officers that related to the time spent on matters of the Company.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Karen Ubell, Attorney Advisor, at (202) 551-3873, Sebastian Gomez Abero, Attorney Advisor, at (202) 551-3578 or me at (202) 551-3715 with any other questions.

Sincerely,

Jeffrey Riedler
Assistant Director